Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Fiscal Year
	2011	2010	2009
Computation of Earnings:
Income before income taxes	$51,551	$61,191	$57,124
Add:
Interest expense	33,669	32,831	35,176
Amortization of debt premium/discount and expenses	2,330	2,330	2,303
Interest portion of rent expense	1,746	1,656	1,496

Earnings as adjusted	$89,296	$98,008	$96,099

Computation of Fixed Charges:
Interest expense	$33,669	$32,831	$35,176
Capitalized interest	159	148	103
Amortization of debt premium/discount and expenses	2,330	2,330	2,303
Interest portion of rent expense	1,746	1,656	1,496

Fixed charges	$37,904	$36,965	$39,078

Ratio of Earnings to Fixed Charges	2.36	2.65	2.46